

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2022

Mark Farrell
Chief Executive Officer
Thayer Ventures Acquisition Corp
25852 McBean Parkway
Valencia, CA 91335

> **Re: Thayer Ventures Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed February 2, 2022**
> **File No. 333-262472**

Dear Mr. Farrell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Wood at 202-551-5586 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction